Talcott Resolution Distribution Company, Inc.

(formerly known as Hartford Securities
Distribution Company, Inc.)
(An Ultimate Subsidiary of
Hopmeadow Holdings, LP)

(SEC. I.D. No. 8-48097)

Financial Statements as of December 31, 2018
(Successor Company) and for the Period June 1, 2018
to December 31, 2018 (Successor Company)
and the Period January 1, 2018 to May 31, 2018
(Predecessor Company), Supplemental Schedules
 as of December 31, 2018, and Report of
Independent Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-48097

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/18____ AND ENDING ____12/31/18____
                                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 Talcott Resolution Distribution Company, Inc.

 (formerly known as Hartford Securities Distribution Company, Inc.)

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Griffin Road North
                                              (No. and Street)

Windsor   Connecticut   06095
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Maciolek   860 547 8910
                                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                         (Name - if individual, state last, first, middle name)

185 Asylum Street, 33rd Floor   Hartford   Connecticut   06103
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James Maciolek, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Talcott Resolution Distribution Company, Inc, (formerly known as Hartford Securities Distribution Company, Inc.) as of December 31, 2018 (Successor Company) and for the period June 1, 2018 to December 31, 2018 (Successor Company) and for the period January 1, 2018 to May 31, 2018 (Predecessor Company), are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature
__Controller__

Title

_____
Notary Public

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

TABLE OF CONTENTS

This report **contains (check all applicable boxes): **Page(s)**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Talcott Resolution Distribution Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Talcott Resolution Distribution Company, Inc. (formerly known as Hartford Securities Distribution Company, Inc.) (the "Company") as of December 31, 2018 (Successor Company), and the related statements of operations, cash flows, and changes in stockholder's equity for the period June 1, 2018 to December 31, 2018 (Successor Company) and the period January 1, 2018 to May 31, 2018 (Predecessor Company), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 (Successor Company), and the results of its operations and its cash flows for the period June 1, 2018 to December 31, 2018 (Successor Company) and the period January 1, 2018 to May 31, 2018 (Predecessor Company) in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the Company's indirect parent, Talcott Resolution Life, Inc., was acquired by Hopmeadow Holdings LP on May 31, 2018. The Company elected to apply pushdown accounting by applying the guidance permitted under Accounting Standards Codification Topic 805 *Business Combinations*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g, h, and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2002.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$8,152,917
Cash segregated	25,000
Due from affiliates	1,805
Other assets	28,576
TOTAL ASSETS	$8,208,298

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Customer payables	$13,163
Due to affiliate	277,007
Accounts payable and accrued liabilities	484,010
Income taxes payable	34,003
Total liabilities	808,183

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	7,284,950
Retained earnings	90,165
Total stockholder's equity	7,400,115
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$8,208,298

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF OPERATIONS

	Successor Company	Predecessor Company
	June 1, 2018 to December 31, 2018	**January 1, 2018 to May 31, 2018**
Revenues		
Underwriting income	$100,094,612	$75,935,259
Other revenue	942,106	712,268
Total	**101,036,718**	**76,647,527**
Expenses		
Underwriting expenses	100,094,612	75,935,259
Other expense	827,973	664,483
Total	**100,922,585**	**76,599,742**
Income before income taxes	114,133	47,785
Income tax expense	23,968	4,082
Net income	**$90,165**	**$43,703**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF CASH FLOWS

	Successor Company	Predecessor Company
	June 1, 2018 to December 31, 2018	**January 1, 2018 to May 31, 2018**
Operating Activities		
Net income	$90,165	$43,703
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Change in assets and liabilities:		
Decrease in deferred income tax asset	—	6,859
Decrease in due from affiliate	998	60,837
Decrease in income tax receivable from affiliate	—	1,416,539
(Increase) decrease in other assets	(13,963)	10,267
Decrease in customer payables	(418)	(3,172)
(Decrease) increase in due to affiliate	(1,468,211)	1,611,015
Decrease in accounts payable and accrued liabilities	(73,911)	(499,585)
Increase in income taxes payable	23,968	10,035
Net changes in other assets and other liabilities	(1,531,537)	2,612,795
Net cash (used by) provided by operating activities	**(1,441,372)**	**2,656,498**
Financing Activities		
Return of capital to parent	—	(1,429,351)
Net cash used for financing activities	**—**	**(1,429,351)**
Net (decrease) increase in cash	(1,441,372)	1,227,147
Cash and cash equivalents — beginning of period	9,594,289	8,367,142
Cash and cash equivalents — end of period	**$8,152,917**	**$9,594,289**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(formerly known as Hartford Securities Distribution Company, Inc.)

(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Successor Company	Predecessor Company
	June 1, 2018 to December 31, 2018	**January 1, 2018 to May 31, 2018**
Common Stock	$25,000	$25,000
Additional Paid-in Capital		
Additional Paid-in Capital, beginning of period	7,284,950	34,957,070
Return of capital to parent	—	(1,429,351)
Additional Paid-in Capital, end of period	7,284,950	33,527,719
Retained Earnings (Accumulated Deficit)		
Retained Earnings (Accumulated Deficit), beginning of period	—	(26,286,472)
Net income	90,165	43,703
Retained Earnings (Accumulated Deficit), end of period	90,165	(26,242,769)
Total Stockholder's Equity	**$7,400,115**	**$7,309,950**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

_____

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Talcott Resolution Distribution Company, Inc., formerly known as Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Talcott Resolution Life and Annuity Insurance Company ("TLA"), which is an indirect subsidiary of Hopmeadow Holdings, LP (the "Parent", or "HHLP").

On May 31, 2018 the Company's indirect parent, Hartford Holding, Inc. ("HHI") completed the sale of the Company's parent to a group of investors led by Cornell Capital LLC, Atlas Merchant Capital LLC, TRB Advisors LP, Global Atlantic Financial Group, Pine Brook and J. Safra Group. Although Talcott Resolution Distribution Company, Inc. is no longer affiliated with The Hartford Financial Services Group, Inc. ("The Hartford") or any of its subsidiaries. The Hartford retained a 9.7 percent ownership interest in HHLP.

In conjunction with the sale ("Talcott Resolution Sale Transaction"), the Company has entered into a transition services agreement with The Hartford to provide general ledger and cash management, investment accounting and information technology infrastructure services for a period of up to two years. These transition services are not considered a material change in internal controls as the controls are substantially similar to those that existed prior to the Talcott Resolution Sale Transaction. The Company monitors and maintains oversight of the control environment provided by The Hartford covering these services and considers these controls in the evaluation of our internal control environment.

HHLP's May 31, 2018 acquisition of the Company was accounted for by HHLP using business combination accounting. Under this method, the purchase price paid by the investor group was assigned to the identifiable assets acquired and liabilities assumed as of the acquisition date based on their fair value. The Company elected to apply "pushdown" accounting by applying the guidance permitted under Accounting Standards Codification ("ASC") Topic 805 *Business Combinations*. The application of pushdown accounting did not affect the Company's assets and liabilities as management deemed these were already presented at fair value at the time of sale. However, the application of pushdown accounting did necessitate a reclassification within the Company's Retained Earnings and Additional Paid In Capital equity accounts which were accordingly adjusted as of the closing of the Talcott Resolution Sale Transaction. While we do not anticipate material changes to the initial valuation of assets and liabilities in purchase and pushdown accounting, new information related to acquisition date valuations may give rise to a measurement period adjustment. The measurement period is not to exceed one year from the acquisition date and as of December 31, 2018 no changes have been made to the initial valuation of assets and liabilities determined as part of the purchase and pushdown accounting. Due to the application of pushdown accounting, several of the Company's financial statements and footnote disclosures are presented in two distinct periods to indicate the application of two different

bases of accounting. The period prior to June 1, 2018 is identified herein as "Predecessor," while the period subsequent to HHLP's acquisition of the Company is identified as "Successor." As a result of the change in the basis of accounting from historical GAAP to reflect HHLP's purchase cost, the financial statements for the Predecessor period are not comparable to the Successor periods.

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company pays commissions to third party broker-dealers for the distribution of these contracts.

Until June 19, 2014, the Company executed and cleared trades on behalf of retirement plans. For some of these plans the Company also acted as a non-bank custodian. In this capacity, the Company carried customer funds and securities. The Company continues to hold some residual customer funds and, as a result, continues to be subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

Cash and Cash Equivalents – Cash and cash equivalents represents cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Cash Segregated – The Company segregates cash in a special reserve bank account for the benefit of customers as required under Rule 15c3-3.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3

fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2018, the Company held $7,918,668 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the Fair Value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2018. The Company's policy is to recognize transfers of securities between levels at the beginning of the reporting period. There were no transfers between the levels for the year ended December 31, 2018.

Customer Payables – Customer payables represents customer cash that is held by the Company.

Underwriting Income and Expense – Variable insurance products underwriting income is recognized when, or as, services are transferred to customers in an amount that reflects the consideration that the Company is expected to be entitled in exchange for those services. Underwriting expense is recorded as incurred based upon contractual agreements.

Income Tax – The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2018.

New Accounting Pronouncements - The Financial Accounting Standards Board ("FASB") issued updated guidance, Accounting Standards Codification 606 ("ASC 606") *Revenue from Contracts with Customers*, for recognizing revenue from contracts for services other than insurance or financial instruments. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is expected to be entitled in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. This guidance was adopted retrospectively on January 1, 2018, which resulted in no material effect or prior period restatement. The Company has not issued any new contracts with customers since the adoption. The Company has one ongoing contract for underwriting revenue with a related party. Underwriting revenue is in the scope of ASC 606 and is recognized over the service period. The accounting for underwriting revenue did not change upon adoption of ASC 606. Underwriting revenue will continue to be reported gross of underwriting expenses for the period presented.

Future Adoption of New Accounting Standards - Leases - The FASB issued updated guidance on lease accounting. Under the new guidance, effective January 1, 2019, lessees with operating leases are required to recognize a liability for the present value of future minimum lease payments with a corresponding asset for the right of use of the property. Under guidance effective through December 31, 2018, future minimum lease payments on operating leases are commitments that are not recognized as liabilities on the balance sheet. The adoption is not expected to impact the Company as it is allocated expenses from the Parent and its subsidiaries for the use of assets in its operations. The Company has no lease agreements or legally enforceable rights to the assets used and the assets used are not distinct to the Company's operations. The expenses charged back are not within the scope of the new lease standard.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. For the period January 1, 2018 to May 31, 2018, The Company received $75,935,259 from affiliates of the Predecessor while underwriting the insurance contracts. For the period June 1, 2018 to December 31, 2018, The Company received $100,094,612 from affiliates of the Successor while underwriting the insurance contracts.

For the period January 1, 2018 to May 31, 2018, the Company received $664,483 from affiliates of the Predecessor as reimbursement for certain expenses incurred for performing these functions. For the period June 1, 2018 to December 31, 2018, the Company received $827,973 from affiliates of the Successor as reimbursement for certain expenses incurred for performing these functions. These amounts are included in other revenue.

For the period January 1, 2018 to May 31, 3018, the Company was allocated $234,193 by its affiliates of the Predecessor for general and administrative expenses. For the period June 1, 2018 to December 31, 2018, the Company was allocated $772,734 by its affiliates of the Successor for general and administrative expenses. These amounts are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

Income tax expense for the period ended December 31, 2018 (Successor Company) and for the period ended May 31, 2018 (Predecessor Company) is comprised of the following components:

	Successor Company	Predecessor Company
	June 1, 2018 to December 31, 2018	January 1, 2018 to May 31, 2018
Current - U.S. Federal income tax expense	$ 23,968	$ 3,318
Deferred - U.S. Federal income tax expense	—	764
Total income tax expense	$ 23,968	$ 4,082

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

There are no deferred tax assets (liabilities) at December 31, 2018.

Due to the Talcott Resolution Sale Transaction, the Company will be part of The Hartford's consolidated tax return for the period January 1, 2018 through May 31, 2018. The Company's tax liability for this period is an allocable portion of The Hartford's consolidated liability, and is computed in accordance with a written agreement with The Hartford. For the period June 1, 2018 through December 31, 2018 the Company will file a stand-alone federal income tax return.

The federal audits have been completed through 2013 and the Company is not currently under examination for any open years. Management believes that an adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years. For the period ending December 31, 2018 (Successor Company) the Company had no reserves for uncertain tax positions. At December 31, 2018, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2018, the Company had net capital of $7,211,361 which was $6,961,361 in excess of its required net capital of $250,000.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2018, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

* * * * * *

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2018

STOCKHOLDER'S EQUITY	$ 7,400,115
LESS NONALLOWABLE ASSETS:	
DUE FROM AFFILIATE	(1,805)
OTHER ASSETS	(28,576)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	
(Tentative Net Capital)	7,369,734
LESS HAIRCUTS ON SECURITIES	(158,373)
NET CAPITAL	7,211,361
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined	250,000
aggregate debit items as shown in formula for reserve requirements pursuant to	
rule 15c3-3 prepared as of date of net capital computation)	
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,961,361

NOTE: No material differences exist between the computation of net capital above and
the Company's unaudited December 31, 2018 FOCUS Part II report filed on
January 22, 2019.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2018

CREDIT BALANCES

Free credit balances and other credit balances in customers' accounts	$	13,163
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total Credit Items		13,163

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		
Less 1% charge		
Total Debit Items		—

RESERVE COMPUTATION

Excess of total credits over total debits	$	13,163
Amount held on deposit in "Reserve Bank Account"	$	25,000

NOTE: No material differences exist between the computation of the reserve requirement
above and that included in the Company's unaudited December 31, 2018
FOCUS Part II report filed on January 22, 2019.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(formerly known as Hartford Securities Distribution Company, Inc.)
(An Ultimate Subsidiary of Hopmeadow Holdings, LP)

Information Relating to the Possession or Control Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2018

1 Customers' fully paid and excess margin securities not in the respondent's possession or $ —
    control as of the report date (for which instructions to reduce to possession or control
    had been issued as of the report date but for which the required action was not taken by
    respondent within the time frames specified under rule 15c3-3):

    A. Number of items   —

2 Customers' fully paid securities and excess margin securities for which instructions to $ —
    reduce to possession or control had not been issued as of the report date, excluding
    items arising from "temporary lags which result from normal business operations" as
    permitted under rule 15c3-3:

    A. Number of items   —

    NOTE: No material differences exist between the computation of the possession or control
          requirement above and that included in the Company's unaudited December 31, 2018
          FOCUS Part II report filed on January 22, 2019.



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Talcott Resolution Distribution Company, Inc.

We have examined Talcott Resolution Distribution Company, Inc.'s (formerly known as Hartford Securities Distribution Company, Inc.) (the "Company") statements, included in the accompanying Talcott Resolution Distribution Company's Report Describing the Broker Dealer's Compliance with the Provisions of SEC Rule 17a-5, that (1) the Company's internal control over compliance was effective during the period January 1, 2018 to May 31, 2018 (Predecessor Company) and the period June 1, 2018 to December 31, 2018 (Successor Company); (2) the Company's internal control over compliance was effective as of May, 31 2018 (Predecessor Company) and December 31, 2018 (Successor Company); (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of May 31, 2018 (Predecessor Company) and December 31, 2018 (Successor Company); and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of May 31, 2018 (Predecessor Company) and December 31, 2018 (Successor Company) and during the period January 1, 2018 to May 31, 2018 (Predecessor Company) and the period June 1, 2018 to December 31, 2018 (Successor Company); the Company complied with the net capital rule and reserve requirements rule as of May 31, 2018 (Predecessor Company) and December 31, 2018 (Successor Company); and the information used to assert compliance with the net capital rule and reserve requirements rule as of May 31, 2018 (Predecessor Company) and December 31, 2018 (Successor Company) was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

February 28, 2019

Report Describing the Broker Dealer's Compliance with the Provisions of SEC Rule 17a-5

Talcott Resolution Distribution Company, Inc. (formerly known as Hartford Securities Distribution Company, Inc.) (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the period June 1, 2018 to December 31, 2018 (Successor Company) and during the period January 1, 2018 to May 31, 2018 (Predecessor Company);

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal period ended December 31, 2018 (Successor Company) and May 31, 2018 (Predecessor Company);

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal period ended December 31, 2018 (Successor Company) and May 31, 2018 (Predecessor Company); and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Talcott Resolution Distribution Company, Inc. (formerly known as Hartford Securities Distribution Company, Inc.)

I, James Maciolek, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

Title: Controller

February 28, 2019